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March 28, 2025

VIA EDGAR

Mr. Tony Watson

Ms. Angela Lumley

Mr. Scott Anderegg

Ms. Mara Ransom

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Polibeli Group Ltd (CIK No. 0002035697)
Response to the Staff’s Comment on the Registration Statement on Form F-4
Submitted on March 14, 2025

Dear Mr. Watson, Ms. Lumley, Mr. Anderegg and Ms. Ransom,

On behalf of our client, Polibeli Group Ltd, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the response to the comment contained in the Staff’s letter dated March 27, 2025 on the Company’s registration statement on Form F-4 submitted on March 14, 2025 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 1 to its registration statement on Form F-4 (the “Amended Registration Statement”) and certain exhibits via EDGAR with the Commission.

The Staff’s comment is repeated below in bold and are followed by the Company’s response. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

We represent the Company. To the extent any response relates to information concerning Chenghe Acquisition II Co., and such other persons involved in the proposed business combination as set forth in the Amended Registration Statement, such response is included in this letter based on information provided to the Company and us by such other persons or their respective representatives.

Registration Statement on Form F-4 filed March 14, 2025

Cover Page

1.          We note your revision to the Resale Prospectus cover page to now state that the shares will be sold at US$10.00 per Company Class A Ordinary Share. Please revise to state that it will sell at this price for the duration of the offering.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page Alt-3 of the resale prospectus contained in the Amended Registration Statement.

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Berlin Birmingham Boston Brussels Colorado Springs Denver Dubai Dublin Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Munich New York Northern Virginia Paris Philadelphia Riyadh Rome San Francisco Sao Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Shanghai FTZ. Business Services Centers: Johannesburg Louisville.

The word "partner" is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

Partners

M Lin

O Chan

D Y C So

C J Dobby

N W O Tang

E I Low*

J P Kwan

S K S Li

L H S Leung

A J McGinty

J E M Leitch

B A Phillips

T Liu

J Cheng

M Wong

M Sit

Z Dong

Counsel

A D E Cobden

J S F Yim

J Leung

D Lau

S Suen

P J Kaur

Foreign Legal Consultants

S Tang

(New York, USA)

B Kostrzewa

(District of Columbia, USA)

S Jiang

(New York, USA)

*Notary Public

Polibeli Group Ltd. Consolidated Financial Statements, page F-3

2.	Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not required. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.

In response to the Staff's comment, the Company has filed Exhibit 99.5 to the Amended Registration Statement.

Chenghe Acquisition II Co. Financial Statements, page F-64

3.	Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

The Staff’s comment is hereby acknowledged and the relevant disclosure in the Amended Registration Statement has been revised accordingly.

Should you have any questions about the response contained herein, please contact me by telephone at (852) 2840 5026 (office) or via email at stephanie.tang@hoganlovells.com.

Sincerely yours,

/s/ Stephanie Tang
Stephanie Tang

CC:	Fucheng Yan, Chairman, Polibeli Group Ltd

Hua Chen, Chief Executive Officer and Principal Financial Officer, Polibeli Group Ltd

Shibin Wang, Chief Executive Officer and Director, Chenghe Acquisition II Co.

William Burns, Partner, Paul Hastings LLP

Rong Liu, Senior Partner, Marcum Asia CPAs LLP

Jerome Ooi, Partner and Co-Founder, Enrome LLP